LEGAL & COMPLIANCE, LLC

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

CRAIG D. LINDER, ESQ.***

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

June 15, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC (the “Company”) - CIK No. 0001738134
● Draft Offering Statement on Form 1-A (DOS), submitted April 23, 2018
● Amendment No. 1 to Draft Offering Statement on Form 1-A (DOS/A) , filed June 15, 2018

Dear Ms. Ransom:

This letter responds to the Staff’s correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated May 23, 2018 providing comments on the above-referenced Draft Offering Statement on Form 1-A (DOS), which was submitted on April 23, 2018 by the Company (the “Prior Filing”).

The Company today submitted via EDGAR its confidential DOS/A Amendment No. 1 to the Prior Filing on Form 1-A (DOS/A) (the “New Filing”). We will separately provide you with a courtesy copy of the New Fling that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company.

Part II

General

1.	Please ensure that each statement or assertion of opinion or belief provided is clearly characterized as such and a reasonable factual basis exists for each statement. For example, we note your disclosure on page 45 that “Warhol and Marilyn have become two sides of a single coin.”

Response: The Company acknowledges and understands the Staff’s request and comment, however, due to the fact that this discussion involves artwork and an artist, the Company submits that statements about such topics are inherently subjective, are non-factual, metaphorical and are by their very nature opinions. With the foregoing in mind, the Company has included a description of the artwork and the artist from publicly available information from independent third-party sources that the Company believes are credible. To address the Staff’s request, the Company, has revised the New Filing on pages 2, 7 and 39 to indicate more clearly that these discussions of the artist and the artwork are taken from third-party sources that the Company believes to be reliable and that the Company believes that the information from such sources contained in the New Filing regarding the artists and the artwork is reasonable, and that the factual information therein is fair and accurate.

Cover Page

2.	We note your disclosure that the offering will be conducted through the Masterworks Platform. Please provide additional details about how the platform will operate, what functions the Platform offers to investors, and what role Masterworks.io LLC will play.

Response: Pursuant to the Staff’s request, the Company has expanded the disclosure in the New Filing on page 64 to add details regarding how the Masterworks Platform will operate, what functions the Platform offers to investors, and what role Masterwork.io will play. The Company has also added a reference to this expanded disclosure on the cover page.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Questions and Answers About This Offering, page 3

3.	We note that you may waive the minimum or maximum investment restrictions on a “case-by-case” basis. Please expand your discussion to explain why you may waive these restrictions and tell us the factors you will consider in making this determination.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 5 to explain that it has changed the minimum purchase requirement amount to $100 and that the Company will not waive the minimum investment restriction. The Company has also expanded the discussion on page 5 of the New Filing regarding the circumstances pursuant to which it would waive the maximum investment restrictions.

What happens upon a sale of the Painting? page 5

4.	Please clarify here, as you do on page 9, that the sale of the Painting will only occur if triggered by specific circumstances and that the Company’s intention is to “own the Painting for an extended and indefinite period.”

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to clarify on page 5, that the sale of the Painting will only occur if triggered by specific circumstances and that the Company’s intention is to own the Painting for an extended and indefinite period.

Administrative Services, page 9

5.	Clarify the frequency of payment of the 1% fee due to the Manager and whether there is any overall limit to number of shares that may be issued in exchange for the administration of your business and maintenance of the Painting.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 9 to clarify that this payment, which is now planned to be a 2% payment per annum , consisting of fees and routine reimbursements to Masterworks will be paid on a quarterly basis in arrears and that payment will be made in cash for the first five years following the closing of the offering using proceeds from the offering and in Class A shares after such five year period. We have also clarified that there is no overall limit to the number of shares that may be issued in exchange for the administration of its business and maintenance of the Painting.

Trading of and Market for Shares, page 9

6.	Please disclose the status of the development of the online trading platform by your affiliate, Masterworks Brokerage, LLC, and their broker-dealer registration.

Response: Pursuant to the Staff’s request, the Company has revised the disclosure on page 9 of the New Filing.

7.	Here or in your Plan of Distribution, please enhance your disclosure to identify and elaborate upon the “trading platform owned and operated by an unaffiliated third party” on which you expect investors to be able to trade their shares “in the interim.”

Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the New Filing to explain that the Company has not yet identified a “trading platform owned and operated by an unaffiliated third party on which the Company expects investors to be able to trade their on page 9 and on page 68 of the New Filing and the Company has also revised the disclosure to indicate its intention to inform investors when and if such arrangements are finalized.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Organizational Structure, page 10

8.	Please revise this chart to depict the voting percentage interests of the various parties in you, with a view to depicting who will control you.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to update the chart and the related footnotes on page 10 of the New Filing to depict the voting percentage interests of the various parties in the Company, with a view to depicting who will control the Company.

Risk Factors, page 11

9.	Please clarify that shareholders will continue to experience dilution over time, due to your arrangement for administrative services fees to be paid to your Manager. In this regard, we note the last risk factor on page 28.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 11, to clarify that shareholders will continue to experience dilution over time, due to the Company’s arrangement for the administrative services fees and expense reimbursement to be paid to the Manager in the form of Class A Shares after the 5-year anniversary of the closing of the offering.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

We do not expect to generate any revenues, page 16

10.	We note your disclosure that “[you] do not expect to generate any revenues or cash flow unless the Painting is sold.” Please clarify here, as you do throughout your offering document, that “[y]our intention is to own the Painting for an extended and indefinite period.”

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to clarify on page 16 that the Company’s intention is to own the Painting for an extended and indefinite period of time.

If the painting is eventually displayed in a gallery space…, page 19

11.	Please disclose here or elsewhere in your filing, where you intend to store the Painting and if shareholders will be notified when the painting is displayed.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 19 to reflect where the Company intends to store the Painting and that the shareholders will be notified when the Painting is displayed

Risks Related to our Reliance on the Manager, page 21

12.	Please discuss in this section, as you do on page 63, that “[a]fter the five year anniversary, Masterworks can withdraw for any reason.” Please provide similar disclosure in the Business section. Refer to Item 7(a)(2) of Form 1-A.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 21 to include a disclosure that after the five year anniversary of the offering, Masterworks can withdraw for any reason and has also added this disclosure in the Business section on page 39.

We are totally reliant on the Manager to maintain sufficient capital resources to pay our fees, costs and expenses, page 22

13.	We note your disclosure that “[t]he Manager has committed to maintain cash reserves on hand for so long as the shares remain outstanding sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement.” Please disclose if this commitment by the Manager is required under the administrative services agreement.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing on page 22 to disclose that this commitment by the Manager is required under the administrative services agreement.

Dilution, page 29

14.	It appears from your financial statements that your current sole shareholder paid an effective cash cost of $100 for 16,015 shares, or less than $0.01 per share. Please revise your disclosure to compare this effective cash cost paid by your existing shareholder to the $20.00 per share that investors in this offering will pay.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to include a disclosure comparing the effective cash cost paid by our existing shareholder to the $20.00 per share that investors in this offering will pay.

Plan of Distribution, page 29

15.	To better understand the roles of the Masterworks Platform, the Ethereum Blockchain and any affiliate-owned or third party alternative trading system you expect your shares to trade on, please provide us with a diagram or detailed explanation of the process, starting from initial issuance of shares to recording of trades in the distributed ledger and book-entry ledgers, including the clearance and settlement process. In doing so, please describe the role of each participant in the process, including but not limited to you, Masterworks.io LLC, Masterworks Brokerage, LLC, Coinbase and Computershare Trust Company.

Response: Pursuant to the Staff’s request, attached as Annex I hereto is a diagram and explanation of the offering process relating to the recording of initial issuance of shares. With regard to any secondary trading, as indicated in the New Filing and in response to Comment no. 19 below, as currently contemplated we envision that trading will occur in the same fashion it does for traditional non-exchange-traded securities. Buyer and seller will establish a trading account with a broker-dealer and a shareholder account with our transfer agent, a trade will be matched and sent to the transfer agent, the trade will be recorded by the transfer agent. Once the traditional process of recording a trade has been accomplished and settlement and clearing have occurred through a broker dealer authorized to conduct such activities, the trade data will be delivered to Masterworks, which will update the Ethereum blockchain ledger to publicly communicate the trade information. As noted in the New Filing, the Company might eventually expand the use of ERC20 tokens to represent the official share register or to facilitate actual trading of the underlying Class A shares, but th ose activit ies will only occur when and if laws, rules and regulations have been clarified and technology interfaces have been designed to provide us with reasonable assurance that such activity can be lawfully and effectively accomplished.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Suitability Verification and Anti-Money Laundering Services, page 30

16.	We note your indication that the Manager is not an underwriter. Considering Masterworks.io LLC is providing the offering platform and conducting various services, please tell us why you do not believe that Masterworks.io LLC should be a registered broker-dealer.

Response: In response to the Staff’s foregoing comment, the Company submits that its activities are consistent with previous guidance by the Staff provided in certain No-Action Letters related to platform offerings as well as consistent with the issuer exemption under Rule 3a4-1 of the Securities and Exchange Act of 1943 (the “Exchange Act’):

Reliance on the Staff’s No Action Letters:

The Company believes that its proposed activities are consistent with the Staff’s guidance provided in FundersClub Inc. and Funders Club Management, SEC No-Action Letter (March 26, 2013) and AngelList LLC and AngelList Advisors LLC, SEC No-Action Letter (March 28, 2013) (collectively referred to herein as the “No-Action Letters”). In the No-Action Letters, the Staff of the Division of Trading and Markets granted no-action relief from broker-dealer registration for certain entities and their personnel providing an online investing platform. In these No-Action Letters, the Staff based its determination on factors similar to those set forth in Rule 3a4-1 (the so-called “issuer exemption”), as well as the exemption from broker-dealer registration in Title II of the Jumpstart our Business Act of 2012 (the “JOBS Act”). More recently the Staff has tacitly accepted the operation of investment platforms conducting Regulation A offerings which include non-accredited investors.

The Company anticipates that the owners , managers, officers and employees of Masterworks Administrative Service, LLC, the Manager, which operates Masterworks 001, LLC, the Company (referred to herein as the “Persons”), will operate the Masterworks.io Platform on behalf of Masterworks.io, LLC, the owner of the platform, and such Persons will be facilitating the offer and sale of the securities of the Company, including identity verification and , anti-money laundering and bad actor checks for the Company.

Consistent with the guidance and requirements set forth in the No-Action Letters, the Company hereby represents as follows:

● Masterworks.io, LLC and affiliates excluding the Company (collectively referred to herein as “Masterworks”) will provide management and administrative services to the Company and other similar issuers sponsored by Masterworks (each referred to herein as an “Art Investment Vehicle” and, collectively, “Art Investment Vehicles”), as described in the New Filing, as well as the operation of an online platform enabling the offer and sale of securities (the “Masterworks Platform”) issued by these Art Investment Vehicles.

● Investments in each Art Investment Vehicle will be offered and sold in compliance with Regulation A and or Rule 506 of Regulation D.

● None of the Persons or any consultant of Masterworks will receive any transaction-based compensation in connection with the offering or sale of securities (or the promise of future compensation in connection with the offering and sale of securities). Masterworks will be compensated in the manner set forth in the New Filing and any compensation arrangements relating to future Art Investment Vehicles will be described in the relevant offering document.

● The services performed by Masterworks and the Persons, are primarily administrative and managerial in nature. Administrative fees paid to the Manager will be used primarily to reimburse the Manager for operational costs of the Art Investment Vehicles that are borne by the Manager due to the lack of liquid financial resources at the Art Investment Vehicle.

● All potential material conflicts of interest that may arise between Masterworks and or the Persons, on the one hand, and the Company, on the other hand, are described in the New Filing and any potential material conflicts of interest between Masterworks and or the Persons on the one hand and any future Art Investment Vehicle on the other hand will be described in the relevant offering document.

● All investor funds will be maintained in a segregated account maintained by the Company or other Art Investment Vehicle, as applicable, and although share ownership information will be available on the Masterworks P latform, share ownership will be book-entry only and will be held directly by individual investors on the books and records of the Company and the official share register will be maintained by a registered transfer agent.

● Neither Masterworks nor any of the Persons will solicit Investors, aside from the website itself and general advertising consistent with Rule 255(b) and responding to factual inbound due diligence inquiries. The Persons will also perform suitability verification services and anti-money laundering and bad actor checks for the Company. The Persons do not and will not provide investment advice or recommendations.

● Neither Masterworks nor any of the Persons nor any person associated with Masterworks will be a person who is disqualified from membership in a self-regulatory organization under Section 3(a)(39) of the Exchange Act or would be considered a “bad actor” pursuant to Rule 506(d).

Rule 3a4-1 of the Exchange Act:

With the respect to the Persons, the proposed structure also is consistent with the issuer exemption pursuant to Rule 3a4-1 of the Exchange Act. Neither any of the Persons nor any employee of Masterworks will receive any discounts or commissions or renumeration tied (directly or indirectly) to investment. All shares in the offering will be sold on a “best efforts” basis.The Persons are not required to register as broker-dealers under Section 15 of the Exchange Act in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker-dealer. The conditions are that:

(i)	the person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation; and
(ii)	the person is not at the time of their participation an associated person of a broker-dealer; and
(iii)	the person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he/ she (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (ii) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) does not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1 of the Exchange Act.

The Persons are not statutorily disqualified, are not being compensated for the offer or sale of securities, and are not associated with a broker-dealer. Masterworks.io, LLC compensates the Persons for performing substantial duties for or on behalf of the Manager and other affiliated entities which are not related to the offer and sale of the securities of the Company. The Persons are and will continue to hold their current positions following the completion of the offering and have not been during the past 12 months and are currently not brokers or dealers or associated with brokers or dealers. For these reasons, we believe the Persons should not have to register as broker-dealers under Section 15(a) of the Exchange Act.

While we believe that the proposed activity does not implicate broker-dealer registration concerns under Section 15(a) of the Exchange Act, to the extent the Staff still has concerns that Masterworks.io LLC is required to register as a broker-dealer, we would be willing to change the structure of the business so that Masterworks.io, LLC licenses the platform software to the Company (and other Art Investment Vehicles in the future). Under this approach, Masterworks.io, LLC would become a service provider to the Company, which would effectively operate the Masterworks Platform itself. Since the Company is the issuer, it would not come within the definition of “broker” because the Company would be selling securities solely for its own account, not the account of others.

Payment in Bitcoin, page 30

17.	We note that you intend to accept Bitcoin as consideration for your shares. Please expand your disclosure to discuss the potential fees investors will have to pay to convert their Bitcoin to U.S. dollars.

Response: The Company acknowledges the Staff’s comment; however the Company has not yet found a third-party providing exchange services and is not able to accept Bitcoin as payment at this time. The Company would like to preserve the ability to accept Bitcoin , as well as Ether, as payment if it is able to establish such relationships. To the extent it can establish relationships with licensed third-party crypto-currency exchange services providers and or payment processing entities to facilitate such transactions, then prior to accepting payment in, the Masterworks Platform will display the name of the third-party exchange and any third-party conversion fees applicable to such transactions.

18.	Please also expand your disclosure here or in the risk factor section, to discuss potential risks related to the funds retained in the Masterworks wallet. In this regard, we note your disclosure that you “will periodically withdraw” funds from the wallet to be deposited in a segregated bank account pending the closing of the offering. Please also explain to us what do you mean by “periodically.”

Response: The Company acknowledges the Staff’s comment; however as indicated in the response to Comment number 17 above, the Company does not currently have an arrangement in place for the conversion of cryptocurrency. However, if such an arrangement is established, the Company anticipates that i t would withdraw funds immediately from any “wallet” used by any third-party conversion platform with the intent to negate the counterparty risk to any investors and the Company has revised the New Filing to address the foregoing.

Ethereum Blockchain, page 31

19.	Please define the term “ERC20 token” and tell us who will hold the ERC20 tokens that represent ownership of your shares, how they will represent ownership of your shares and when they will hold such tokens. In doing so, please explain whether the use of the Ethereum blockchain to represent ownership in your shares will be utilized at the close of this offering, such that you are essentially offering tokens at this time rather than shares, or only if an active trading market develops for your shares. Your web-site suggests the former. If the latter, please clarify if the use of the Ethereum blockchain will be utilized regardless of whether shares are traded on the proprietary trading platform being developed by your affiliate or not and how the Ethereum blockchain will interact with any alternative trading system your shares are traded upon.

Response: In response to the Staff’s Comment, the Company has revised the disclosure to define “ERC20” on page 27 of the New Filing. With respect to the remainder of the Staff’s Comment, we note that Masterworks will control all of the activity that occurs on the Ethereum blockchain, which is being used solely as a public ledger to illustrate ownership of the Company’s shares and transfers of ownership of the Company’s shares. This usage is analogous to Masterworks maintaining a publicly available spreadsheet or database reflecting share ownership and transactions. The Company’s Offering Circular seeks qualification of the offering of Class A shares, not tokens. Investors will not acquire any tokens, as they would not be acquiring “book entries” in a traditional book entry offering. Analogous to book entries, the use of ERC20 tokens by Masterworks refers to digital references on a distributed ledger that illustrates ownership and transfers of shares. The Company recognizes that its usage is different from other entities seeking to use tokens as actual ownership of property or securities. The Ethereum blockchain is being used as a share ownership tracking and communications tool. The Class A shares being offered are “held” directly by individual investors on the books and records of the Company , and are issued in book-entry form only. Moreover, the blockchain ledger maintained by Masterworks is an unofficial ledger, since the Company’s official share ledger will be maintained by the Company’s transfer agent using traditional means. Accordingly, if any temporary disparity between the blockchain ledger and the official ledger maintained by our transfer agent were to arise, such disparity would be resolved in favor of the official share ledger. We do intend to represent the initial Class A share issuance upon closing of the offering through blockchain entries, since our intention is to replicate the share register publicly on the blockchain. As stated above, we do not believe this represents an offering of “tokens” as indicated in the Staff’s comment. We believe our website makes it clear that we are offering shares, not tokens, and we have clarified our disclosure in the New Filing.

With respect to secondary trading, as currently contemplated we envision that trading will occur in the same fashion it does for traditional non-exchange-traded securities. Buyer and seller will establish a trading account with a broker-dealer and a shareholder account with our transfer agent, a trade will be matched and sent to the transfer agent, the trade will be recorded by the transfer agent. Once the traditional process of recording a trade has been accomplished and settlement and clearing have occurred through a broker dealer authorized to conduct such activities, the trade data will be delivered to Masterworks, which will update the Ethereum blockchain ledger to publicly communicate the trade information. As noted in the New Filing, we might eventually expand the use of ERC20 tokens to serve as our official share register or to facilitate actual trading of the underlying Class A shares, but that activity will only occur when and if laws, rules and regulations have been clarified and technology interfaces have been designed to provide us with reasonable assurance that such activit ies can be lawfully and effectively accomplished.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Description of Business, page 38

20.	Given your dependence upon Masterworks to procure, maintain and eventually sell the Painting, please revise your disclosure to explain their expertise in this industry.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to include a discussion of Masterworks expertise in this industry on page 39.

Andy Warhol, page 42

21.	We note your disclosure that “[b]ased on auction sales, Warhol was ranked the highest grossing artist in 2014, the second highest grossing artist in 2015 and the eighth highest grossing artist in 2016.” Please provide factual support for your statement and clarify if these rankings relate to the U.S. only.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to provide that the foregoing was based on information available from Artnet as the factual support for such statement and clarify if that these rankings do not relate to the U.S. only and are applicable worldwide.

History of Prior Sales, page 46

22.	We note that you report the sales prices in the chart before applicable taxes and fees. Please revise to explain what those amounts could represent, so that investors can appreciate how those amounts impact potential proceeds.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing to disclose how the net proceeds from a sale to be received by a seller, including the Company, would likely differ from the gross sales prices in the charts on page 47 of the New Filing.

23.	Disclose the total number of Andy Warhol Marilyn (Reversal Series) paintings currently in existence and what portion of that population is represented in the table.

Response: T he Company respectfully submits that it has been unable to find a reliable source of information regarding the total number of Andy Warhol Marilyn (Reversal Series) paintings currently in existence and therefore is unable to provide such information at this time; and the Company has revised the New Filing on page 51 to disclose the foregoing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources of the Manager, page 56

24.	We note your statement that the Manager will be funded with approximately $100,000 as of the closing of this offering, and it will use those funds to perform its obligations to you under the administrative services agreement. Please revise your disclosure to clarify how the Manager will obtain those initial funds and how the Manager expects to obtain any additional funds necessary to fund your operations until you sell the Painting. Please also provide more insight into the Manager’s plans for the Painting and its best estimate of the related costs it expects to incur in the 12 months following the closing of this offering.

Response: Pursuant to the Staff’s request, the Company has included disclosure in the New Filing in the Management’s Discussion and Analysis of Financial Condition and Results of operations under the heading “Liquidity and Capital Resources of the Manager” on page 57 of the New Filing, to clarify how the Manager will obtain those initial funds and to disclose that the Company and the Manager believe that revenues and expense reimbursements from the Company pursuant to the administrative services agreement will be sufficient for the Manager to perform its obligations under the administrative services agreement for at least the first five-years following the offering and that the costs and expenses related to the Company will be less than the management fee under the administrative services agreement. As noted above, the offering structure has changed such that ordinary administrative fees and expense reimbursements for the first five-years following the closing of the offering will be pre-funded from proceeds of the offering. The Company has also added disclosure on page 57 of the New Filing, to reflect that the Company plans to own the Painting for an extended and indefinite period of time. Further, the Company has also added disclosure on page 57 of the New Filing, to reflect that the Manager intends to engage in other business activities, including performing services similar to those to be provided to the Company to other companies, and the Company cannot estimate at this time what the aggregate costs and expenses of the Manager will be with respect to such activities as they will depend on many factors.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Executive Officers and Members of the Board of the Manager, page 61

25.	To the extent not already provided, please provide a brief account of the business experience during the past five years of each director and officer, including principal occupation and employment during that period and the name of any organization in which such occupations and employment were held. See Item 10(c) of Part II of Form 1-A. For example, for Mr. Lynn describe the specific employment and corresponding dates for the past five years.

Response: Pursuant to the Staff’s request, the Company has included disclosure in this section of the Management section of the New Filing to provide a brief account of the business experience during the past five years of each director and officer, including principal occupation and employment during that period and the name of any organization in which such occupations and employment were held, to the extent not already provided.

Financial Statements of Masterworks 001, LLC

Independent Auditors’ Report, page F-1

26.	Please revise the auditors’ report appearing in your filing to disclose the name and signature of the audit firm providing this opinion.

Response: Pursuant to the Staff’s request, the auditor’s report in the New Filing has been revised to include an auditor’s report which discloses the name of the audit firm and contains the signature of the audit firm.

Balance Sheet, page F-2

27.	We note the disclosure on page 38 of your filing that Masterworks was issued 16,015 shares of your stock upon your formation. We further note that this issuance of shares is not currently disclosed in your financial statements. Please revise your balance sheet and/or related footnotes to provide the same information that would be disclosed under Rules 5-02.29 and 30 of Regulation S-X and ASC 505-10-50-3 so that your investors will understand the equity instruments you had issued as of your balance sheet date, or tell us why such disclosures are not appropriate.

Response: The Company respectively submits to the Staff that Masterworks Gallery, LLC, the sole member of the Company had approved the issuance of 16,015 membership interests to be represented by common shares to be effective as of March 28, 2018 and, accordingly, the Company has a capital structure comprised of 16,015 membership interests which embody 100% of the ownership and rights of membership in a Delaware Limited Liability Company under Delaware law. The Company had not formally adopted an operating agreement until June 2018 and any disclosure indicating the adoption of an operating agreement prior to such time was incorrect . Since the Company has been since its formation and will remain until closing of the offering a wholly-owned subsidiary of Masterworks, the Company has only issued one class of membership interests and the capital structure of the Company will change materially at closing of the offering, with the adoption of the Amended and Restated Operating Agreement, the Company does not believe that the disclosures required by Rules 5.02.29 and 30 of Regulation S-X and ASC 505-10-50-3 would be meaningful to a user of the financial statements and has thus not included them therein.

Exhibits

28.	We note that you will file various agreements in an amendment to your Offering Circular. Please confirm that you will file these agreements or forms of such agreements as exhibits prior to the qualification of the Offering Circular, or advise. Please also file the written commitment you have from your Manager to fund your operations until you sell the Painting, which you mention on page 56.

Response: Pursuant to the Staff’s request, the Company confirms that the Company will file the agreements as exhibits prior to the qualification of the Offering Circular, and pursuant to the Staff’s request, the Company has filed certain forms of agreement with the New Filing and the Company will file final copies of the forms of the foregoing agreements prior to qualification and the Company has included the Administrative Services Agreement which contains the commitment from our Manager to fund our operations until the Painting is sold as Exhibit 6.3 in the New Filing.

Exhibit 12.1 Legal Opinion

29.	Please have counsel revise its legal opinion to remove the assumptions in the last sentence of the third paragraph. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: Pursuant to the Staff’s request, the Company has removed the assumptions in the last sentence of the third paragraph of the legal opinion from the New Filing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

June 15, 2018

Exhibit 13.1 Testing the Waters Materials

30.	Please tell us how your materials, specifically the Facebook ads and video, complied with the conditions of Rule 255(b). Please confirm your understanding that “testing the waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained.

Response: The Company acknowledges the foregoing comment and believes that the Company is in compliance with the conditions of Rule 255(b) as there is a Rule 255(b) Regulation A disclaimer (the “Disclaimer”) on the landing page of the Masteworks.io website, and further the Company’s Facebook ads also contain a reference to the Disclaimer (it is not possible to include an active link on these advertisements and they are limited by number of characters) and at the end of the videos there is also a Disclaimer. The Disclaimer on all of the referenced materials, includes (i) the statement that no money or other consideration is being solicited, and if sent in response, will not be accepted; (ii) the statement that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (iii) the statement that person’s indication of interest involves no obligation or commitment of any kind. Further, the Company confirms its understanding that “testing the waters” materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained, and the Disclaimer in the materials the Company has used to “test the waters” contains a statement regarding where the most recent copy of the offering circular can be obtained after the offering statement has been publicly filed. If the Staff would like the Company to add additional disclosures, please advise and amendments can be made accordingly.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Legal & Compliance, LLC

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Annex I